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Exhibit 21.1

SUBSIDIARIES OF APAC

AS OF DECEMBER 28, 2003

            APAC Customer Services, L.L.C.

            APAC Customer Services General Partner, Inc.

            APAC Customer Services of Illinois, Inc.

            APAC Customer Services of Iowa, L.L.C.

            APAC Customer Services of Texas, L.P.

            ITI Holdings, LLC

            1-800 Outsource, Inc.

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SUBSIDIARIES OF APAC AS OF DECEMBER 28, 2003